UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
____________________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 7, 2014 entitled “Arcos Dorados announces dividend payment and the date for the Annual General Shareholders’ Meeting”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 7, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES DIVIDEND PAYMENT AND THE DATE FOR THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

Buenos Aires, Argentina, March 7, 2014 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announced today that the Board of Directors approved a total dividend cash payment of US$50,035,624 for 2014, to be paid in four equal installments of US$12,508,906 each, to shareholders of outstanding Class A and Class B shares. Each dividend payment will amount to approximately US$0.0596 per share, based on the total number of shares outstanding today. The first cash dividend payment will be distributed on April 1, 2014, to shareholders of record at the close of business on March 26, 2014. Subsequent dividends will be distributed according to the following payment schedule:

Payment Date	Record Date*
July 1, 2014	June 26, 2014
October 1, 2014	September 26, 2014
January 2, 2015	December 26, 2014
* Shareholders of record at the close of business.

As a reference, the Company will hold its Annual General Shareholders’ Meeting in Bogotá, Colombia on April 21, 2014, at 10:00 a.m. (local time), for all shareholders of record on March 19, 2014.  Voting material is being distributed accordingly.

********
About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,993 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of September 2013. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

For further information, please contact:
Daniel Schleiniger
ir@ar.mcd.com
T: (+5411) 4711-2675